EXHIBIT 99.1

UMeWorld New Trading Symbol "UMEWF" to be Effective From April 18, 2013

April 18, 2013

HONG KONG -- (Marketwired - Apr 18, 2013) – UMeWorld Limited (OTCQB: ALRXF) - today announced that the company's new trading symbol "UMEWF" will become effective at the opening of trading on the OTC QB on April 18, 2013. The new trading symbol is the result of the company's new name, which was previously announced on April 15, 2013.

The change to UMeWorld and the new trading symbol will not affect existing AlphaRx stock certificates. Shareholders are not required to submit their current certificate for new UMeWorld stock certificates.

About UMeWorld

UMeWorld’s mission is to facilitate the interaction between people - “You” and “Me,” through its digital platform. Currently, UMeWorld operates UMeLook (www.umelook.com), an online video platform focused on bringing foreign video content to China. UMeLook is deployed through a sophisticated CDN (Content Delivery Network) with broad coverage throughout mainland China, Hong Kong & Taiwan. UMeLook plans to be a source of foreign video content for the Chinese viewer across any Internet-enabled device in China. UMeWorld intends to focus its future operations on digital media and the digital education market.

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as "anticipate", "could", "should", "expect", "seek", "may", "intend", "likely", "plan", "estimate", "will", "believe" and similar expressions suggesting future outcomes or statements regarding an outlook. All such forward-looking statements are based on certain assumptions and analyses made by issuer's management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading "Risk Factors" included in the issuer's reports filed from time to time with the Securities and Exchange Commission. The reader is cautioned not to place undue reliance on forward-looking statements.